UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 14, 2014, entitled "Annual general meeting approves dividend of NOK 7.00 per share".

Annual general meeting approves dividend of NOK 7.00 per share

On 14 May 2014 the annual general meeting of shareholders in Statoil ASA (OSE: STL, NYSE: STO) adopted the annual report and accounts for Statoil ASA for 2013, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2013 were approved, and a dividend of NOK 7.00 per share will be distributed. The dividend accrues to the shareholders as of 14 May 2014. Statoil's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex-dividend as of 15 May 2014. American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex-dividend as of 15 May 2014. The expected dividend payment for Statoil’s shares on Oslo Stock Exchange (Oslo Børs) is on 28 May 2014. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 4 June 2014.

The general meeting authorised the board to implement quarterly dividend payments from 1. quarter 2014. The board has approved the payment of interim dividend for 1. quarter 2014 of NOK 1.80 per share, provided that there is an approved registration of the authorisation in the Norwegian Brønnøysund Register Centre. The interim dividend accrues to the shareholders as of 13 August 2014. Statoil’s shares listed on Oslo Stock Exchange (Oslo Børs) and the American Depositary Shares (ADS) listed on New York Stock Exchange will be traded ex-dividend as of 14 August 2014. The expected dividend payment date for Statoil’s shares on Oslo Stock Exchange (Oslo Børs) is on 28 August 2014. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 5 September 2014.

Olaug Svarva (chair), Tom Rathke and Elisabeth Berge were re-elected, and Tone Lunde Bakker was newly elected, as members of the nomination committee for the period until the 2016 annual general meeting. Johan A. Alstad was re-elected as personal deputy for Elisabeth Berge for the same period.

Persons elected as members of the corporate assembly for the period until the 2016 annual general meeting were the following: Olaug Svarva (nominated as chair for the corporate assembly election) (existing member and chair), Ida Kreutzer (nominated as deputy chair for the corporate assembly’s election) (existing member and deputy chair, Karin Aslaksen (existing member), Greger Mannsverk (existing member), Steinar Olsen (existing member), Ingvald Strømmen (existing member), Rune Bjerke (existing member), Siri Kalvig (existing member), Barbro Hætta (existing member), Terje Venold (new member), Tone Lunde Bakker (new member), and Kjersti Kleven (new member).

Persons elected as deputy members of the corporate assembly for the period until the 2016 annual general meeting were the following: Arthur Sletteberg (existing deputy member), Bassim Haj (existing deputy member), Nina Kivijervi Jonassen (new deputy member) and Birgitte Vartdal (new deputy member).

The general meeting gave its approval of the board's statement on stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company's auditor, the corporate assembly and the nomination committee.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

Three proposals had been submitted by shareholders in advance, namely that Statoil should withdraw from oil sands activities in Canada, that Statoil should not operate in icy laden waters in the Arctic and that Statoil should terminate its engagements in Angola and Azerbaijan and re-invest the released capital in increased research, development and production of sustainable energy. These proposals were not adopted.

Please find the complete minutes of the annual general meeting enclosed.

Unofficial translation – in case of discrepancies the Norwegian text shall prevail.

Statoil

MINUTES OF

THE ANNUAL GENERAL MEETING

OF STATOIL ASA

14 MAY 2014

The annual general meeting of Statoil ASA was held on 14 May 2014 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO and the company's auditor were in attendance. Company secretary Benedikte Bjørn recorded the minutes of the meeting.

The agenda was as follows:

1. Opening of the annual general meeting by the chair of the corporate assembly
Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

3. Election of the chair of the meeting
The general meeting agreed as proposed on the following resolution:

"Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting."

4. Approval of the notice and the agenda
The general meeting agreed on the following resolution:

"The notice and proposed agenda are approved."

5. Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

"Johan A. Alstad and Anne Synnøve Haarstad Ekrheim are elected to co-sign the minutes together with the chair of the meeting."

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2013, including the board of directors' proposal for distribution of dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor's report and the recommendation from the corporate assembly have been made available on the company's webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The annual accounts and the annual report for 2013 for Statoil ASA and the Statoil group are approved.

A total dividend of NOK 7.00 per share is distributed."

1

The chair of the meeting informed that the dividend accrues to the shareholders as of 14 May 2014. Expected payment date is 28 May 2014. The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 4 June 2014.

7. Proposal submitted by a shareholder regarding Statoil's activities in Canada
A shareholder had proposed that Statoil shall withdraw from oil sands extraction in Canada. The shareholder's proposal was not adopted.

8. Proposal submitted by a shareholder regarding Statoil's activities in the Arctic
A shareholder had proposed that Statoil should not operate in ice-laden waters in the Arctic. The shareholder's proposal was not adopted.

9. Report on corporate governance
The board's report on corporate governance was presented. The report is included in the annual report.

The general meeting gave its support to the board's report on corporate governance.

10. Declaration on stipulation of salary and other remuneration for executive management
Svein Rennemo, chair of the board of directors, presented the board's statement relating to executive management remuneration, included in note 5 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its support to the board's statement on stipulation of salary and other remuneration for executive management.

11. Approval of remuneration for the company's auditor
The general meeting adopted the following resolution:

"Remuneration to the auditor for 2013 of NOK 8,518,000 for Statoil ASA is approved."

12. Election of members to the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The following persons are elected to serve as members of the corporate assembly for the period up to the annual general meeting in 2016:

1. *Olaug Svarva (nominated to serve as chair at the election of the corporate assembly) (re-election)*
2. *Idar Kreutzer (nominated to serve as deputy chair at the election of the corporate assembly) (re-election)*
3. *Karin Aslaksen (re-election)*
4. *Greger Mannsverk (re-election)*
5. *Steinar Olsen (re-election)*
6. *Ingvald Strømmen (re-election)*
7. *Rune Bjerke (re-election)*
8. *Siri Kalvig (re-election)*
9. *Barbro Hætta (re-election)*
10. *Terje Venold (new)*
11. *Tone Lunde Bakker (new)*
12. *Kjersti Kleven (new)*

2

Statoil

The following persons are elected to serve as deputy members of the corporate assembly for the period up to the annual general meeting in 2016:

1. *deputy member: Arthur Sletteberg (re-election)*
2. *deputy member: Bassim Haj (re-election)*
3. *deputy member: Nina Kivijervi Jonassen (new)*
4. *deputy member: Birgitte Vartdal (new)"*

13. Determination of remuneration for the corporate assembly

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the corporate assembly is set at:

Chair	*NOK 116,400 per annum*
Deputy chair	*NOK 61,400 per annum*
Members	*NOK 43,100 per annum*
Deputy members	*NOK 6,100 per meeting"*

14. Election of members to the nomination committee

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The following persons are elected to serve as members of the nomination committee for the period up to the annual general meeting in 2014:

1. Olaug Svarva, leder	*(re-elected as chair)*
2. Tom Rathke	*(re-election)*
3. Elisabeth Berge	*(re-election)*
4. Tone Lunde Bakker	*(new)*

As a personal deputy member for Elisabeth Berge, the following person is elected until the annual general meeting in 2016:

Johan A. Alstad, Deputy Director General, Ownership Section, Ministry of Petroleum and Energy (re-election)"

15. Determination of remuneration for the nomination committee

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is set at:

Chair	*NOK 11,600 per meeting*
Members	*NOK 8,600 per meeting"*

16. Authorisation to distribute dividend based on approved annual accounts for 2013

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The general meeting of Statoil ASA hereby authorises the board of directors to approve the payments of dividends based on the company's approved annual accounts for 2013.

3

The board of directors shall, when using the authorisation, make its decisions in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation is provided pursuant to the Norwegian Public Limited Liability Companies Act section 8-2 (2) and is valid until the next annual general meeting."

17. Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire Statoil ASA shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2015.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 14 May 2013."

18. Authorisation to acquire Statoil shares in the market for subsequent annulment

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors of Statoil ASA is hereby authorised to acquire in the market on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company's share capital, pursuant to the Public Limited Liability Companies Act section 12-1.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2015."

19. Proposal submitted by a shareholder regarding Statoil's activities

A shareholder had proposed that Statoil shall terminate its engagements in Angola and Azerbaijan, and reinvest the released capital in increased research, development and production of sustainable energy. The shareholder's proposal was not adopted.

4

Statoil

*****

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 14 May 2014

[Signed]	[Signed]	[Signed]
Olaug Svarva	Johan A. Alstad	Anne Synnøve H. Ekrheim

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues.

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Total Represented

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	14/05/2014 17.00
Today:	14.05.2014

Number of persons with voting rights represented/attended : 126

	Number of shares	% sc
Total shares	3,188,647,103	
- own shares of the company	8,099,084	
Total shares with voting rights	3,180,548,019	
Represented by own shares	2,249,634,142	70.73 %
Represented by advance vote	272,388	0.01 %
Sum own shares	**2,249,906,530**	**70.74 %**
Represented by proxy	13,744,680	0.43 %
Represented by voting instruction	215,055,698	6.76 %
Sum proxy shares	**228,800,378**	**7.19 %**
Total represented with voting rights	**2,478,706,908**	**77.93 %**
Total represented by share capital	**2,478,706,908**	**77.74 %**

Registrar for the company:

DNB Bank ASA

DNB Bank ASA
Verdipapirservice

GRETHE NES

Signature company:

STATOIL ASA

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Protocol for general meeting STATOIL ASA

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	14/05/2014 17.00
Today:	14.05.2014

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3. Election of chair for the meeting						
Ordinær	2,478,374,142	16,810	2,478,390,952	315,956	0	2,478,706,908
votes cast in %	100.00 %	0.00 %		0.00 %		
representation of sc in %	99.99 %	0.00 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.73 %	0.00 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,374,142**	**16,810**	**2,478,390,952**	**315,956**	**0**	**2,478,706,908**
Agenda item 4 Approval of the notice and the agenda						
Ordinær	2,478,378,688	21,856	2,478,400,544	306,364	0	2,478,706,908
votes cast in %	100.00 %	0.00 %		0.00 %		
representation of sc in %	99.99 %	0.00 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.73 %	0.00 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,378,688**	**21,856**	**2,478,400,544**	**306,364**	**0**	**2,478,706,908**
Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting						
Ordinær	2,478,412,003	24,304	2,478,436,307	270,601	0	2,478,706,908
votes cast in %	100.00 %	0.00 %		0.00 %		
representation of sc in %	99.99 %	0.00 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.73 %	0.00 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,412,003**	**24,304**	**2,478,436,307**	**270,601**	**0**	**2,478,706,908**
Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2013, including the board of directors' proposal for						
Ordinær	2,478,364,151	100,093	2,478,464,244	242,664	0	2,478,706,908
votes cast in %	100.00 %	0.00 %		0.00 %		
representation of sc in %	99.99 %	0.00 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.73 %	0.00 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,364,151**	**100,093**	**2,478,464,244**	**242,664**	**0**	**2,478,706,908**
Agenda item 7 Proposal submitted by a shareholder regarding Statoil's activities in Canada						
Ordinær	11,973,921	2,449,787,146	2,461,761,067	16,945,841	0	2,478,706,908
votes cast in %	0.49 %	99.51 %		0.00 %		
representation of sc in %	0.48 %	98.83 %	99.32 %	0.68 %	0.00 %	
total sc in %	0.38 %	76.83 %	77.20 %	0.53 %	0.00 %	
Total	**11,973,921**	**2,449,787,146**	**2,461,761,067**	**16,945,841**	**0**	**2,478,706,908**
Agenda item 8 Proposal submitted by a shareholder regarding Statoil's activities in the Arctic						
Ordinær	3,279,920	2,459,592,906	2,462,872,826	15,834,082	0	2,478,706,908
votes cast in %	0.13 %	99.87 %		0.00 %		
representation of sc in %	0.13 %	99.23 %	99.36 %	0.64 %	0.00 %	
total sc in %	0.10 %	77.14 %	77.24 %	0.50 %	0.00 %	
Total	**3,279,920**	**2,459,592,906**	**2,462,872,826**	**15,834,082**	**0**	**2,478,706,908**
Agenda item 9 Report on Corporate Governance						
Ordinær	2,478,097,583	263,808	2,478,361,391	345,517	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,097,583**	**263,808**	**2,478,361,391**	**345,517**	**0**	**2,478,706,908**
Agenda item 10 Declaration on stipulation of salary and other remuneration for executive management						
Ordinær	2,350,786,441	126,468,040	2,477,254,481	1,452,427	0	2,478,706,908
votes cast in %	94.90 %	5.11 %		0.00 %		
representation of sc in %	94.84 %	5.10 %	99.94 %	0.06 %	0.00 %	
total sc in %	73.72 %	3.97 %	77.69 %	0.05 %	0.00 %	
Total	**2,350,786,441**	**126,468,040**	**2,477,254,481**	**1,452,427**	**0**	**2,478,706,908**
Agenda item 11 Approval of remuneration for the company's external auditor for 2013						
Ordinær	2,478,222,554	166,600	2,478,389,154	317,754	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,222,554**	**166,600**	**2,478,389,154**	**317,754**	**0**	**2,478,706,908**
Agenda item 12 Election of members to the corporate assembly, The nomination committee's joint proposal						
Ordinær	2,477,940,590	490,575	2,478,431,165	275,743	0	2,478,706,908

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Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
votes cast in %	99.98 %	0.02 %		0.00 %		
representation of sc in %	99.97 %	0.02 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.71 %	0.02 %	77.73 %	0.01 %	0.00 %	
Total	**2,477,940,590**	**490,575**	**2,478,431,165**	**275,743**	**0**	**2,478,706,908**
Agenda item 12 A Member Olaug Svarva (re-election, nominated as chair)						
Ordinær	2,478,201,124	206,007	2,478,407,131	299,777	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,201,124**	**206,007**	**2,478,407,131**	**299,777**	**0**	**2,478,706,908**
Agenda item 12 B Member Idar Kreutzer (re-election, nominated as deputy chair)						
Ordinær	2,478,146,710	271,096	2,478,417,806	289,102	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,146,710**	**271,096**	**2,478,417,806**	**289,102**	**0**	**2,478,706,908**
Agenda item 12 C Member Karin Aslaksen (re-election)						
Ordinær	2,478,184,373	229,503	2,478,413,876	293,032	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,184,373**	**229,503**	**2,478,413,876**	**293,032**	**0**	**2,478,706,908**
Agenda item 12 D Member Greger Mannsverk (re-election)						
Ordinær	2,478,185,234	226,114	2,478,411,348	295,560	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,185,234**	**226,114**	**2,478,411,348**	**295,560**	**0**	**2,478,706,908**
Agenda item 12 E Member Steinar Olsen (re-election)						
Ordinær	2,478,189,944	219,346	2,478,409,290	297,618	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,189,944**	**219,346**	**2,478,409,290**	**297,618**	**0**	**2,478,706,908**
Agenda item 12 F Member Ingvald Strømmen (re-election)						
Ordinær	2,478,188,477	227,873	2,478,416,350	290,558	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,188,477**	**227,873**	**2,478,416,350**	**290,558**	**0**	**2,478,706,908**
Agenda item 12 G Member Rune Bjerke (re-election)						
Ordinær	2,478,149,825	270,640	2,478,420,465	286,443	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,149,825**	**270,640**	**2,478,420,465**	**286,443**	**0**	**2,478,706,908**
Agenda item 12 H Member Siri Kalvig (re-election)						
Ordinær	2,478,177,229	244,326	2,478,421,555	285,353	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,177,229**	**244,326**	**2,478,421,555**	**285,353**	**0**	**2,478,706,908**
Agenda item 12 I Member Barbro Hætta (re-election)						
Ordinær	2,478,187,554	224,888	2,478,412,442	294,466	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,187,554**	**224,888**	**2,478,412,442**	**294,466**	**0**	**2,478,706,908**
Agenda item 12 J Member Terje Venold (new election)						
Ordinær	2,478,195,816	215,236	2,478,411,052	295,856	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,195,816**	**215,236**	**2,478,411,052**	**295,856**	**0**	**2,478,706,908**

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Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 12 K Member Tone Lunde Bakker (new election)						
Ordinær	2,478,188,846	218,961	2,478,407,807	299,101	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,188,846**	**218,961**	**2,478,407,807**	**299,101**	**0**	**2,478,706,908**
Agenda item 12 L Member Kjærsti Kleven (new election)						
Ordinær	2,477,940,590	490,575	2,478,431,165	275,743	0	2,478,706,908
votes cast in %	99.98 %	0.02 %		0.00 %		
representation of sc in %	99.97 %	0.02 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.71 %	0.02 %	77.73 %	0.01 %	0.00 %	
Total	**2,477,940,590**	**490,575**	**2,478,431,165**	**275,743**	**0**	**2,478,706,908**
Agenda item 12 M 1. deputy member: Arthur Sletteberg (re-election)						
Ordinær	2,478,181,395	225,422	2,478,406,817	300,091	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,181,395**	**225,422**	**2,478,406,817**	**300,091**	**0**	**2,478,706,908**
Agenda item 12 N 2. deputy member: Bassim Haj (re-election)						
Ordinær	2,478,149,737	266,168	2,478,415,905	291,003	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,149,737**	**266,168**	**2,478,415,905**	**291,003**	**0**	**2,478,706,908**
Agenda item 12 O 3. deputy member: Nina Kivijervi Jonassen (new election)						
Ordinær	2,478,213,808	197,190	2,478,410,998	295,910	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,213,808**	**197,190**	**2,478,410,998**	**295,910**	**0**	**2,478,706,908**
Agenda item 12 P 4. deputy member: Birgitte Vartdal (new election)						
Ordinær	2,478,209,708	193,003	2,478,402,711	304,197	0	2,478,706,908
votes cast in %	99.99 %	0.01 %		0.00 %		
representation of sc in %	99.98 %	0.01 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.72 %	0.01 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,209,708**	**193,003**	**2,478,402,711**	**304,197**	**0**	**2,478,706,908**
Agenda item 13 Determination of remuneration for the corporate assembly						
Ordinær	2,477,516,310	870,247	2,478,386,557	320,351	0	2,478,706,908
votes cast in %	99.97 %	0.04 %		0.00 %		
representation of sc in %	99.95 %	0.04 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.70 %	0.03 %	77.73 %	0.01 %	0.00 %	
Total	**2,477,516,310**	**870,247**	**2,478,386,557**	**320,351**	**0**	**2,478,706,908**
Agenda item 14 Election of members to the nomination committee, The nomination committee's joint proposal						
Ordinær	2,475,646,599	2,769,682	2,478,416,281	290,627	0	2,478,706,908
votes cast in %	99.89 %	0.11 %		0.00 %		
representation of sc in %	99.88 %	0.11 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.64 %	0.09 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,646,599**	**2,769,682**	**2,478,416,281**	**290,627**	**0**	**2,478,706,908**
Agenda item 14 A Chair Olaug Svarva (re-election)						
Ordinær	2,475,746,220	2,647,935	2,478,394,155	312,753	0	2,478,706,908
votes cast in %	99.89 %	0.11 %		0.00 %		
representation of sc in %	99.88 %	0.11 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.64 %	0.08 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,746,220**	**2,647,935**	**2,478,394,155**	**312,753**	**0**	**2,478,706,908**
Agenda item 14 B Member Tom Rathke (re-election)						
Ordinær	2,475,721,309	2,684,847	2,478,406,156	300,752	0	2,478,706,908
votes cast in %	99.89 %	0.11 %		0.00 %		
representation of sc in %	99.88 %	0.11 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.64 %	0.08 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,721,309**	**2,684,847**	**2,478,406,156**	**300,752**	**0**	**2,478,706,908**
Agenda item 14 C Member Elisabeth Berge with personal deputy member Johan A. Alstad (re-election)						
Ordinær	2,475,723,660	2,682,961	2,478,406,621	300,287	0	2,478,706,908
votes cast in %	99.89 %	0.11 %		0.00 %		
representation of sc in %	99.88 %	0.11 %	99.99 %	0.01 %	0.00 %	

14.05.2014

VPS GeneralMeeting

Page 4 of 4

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
total sc in %	77.64 %	0.08 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,723,660**	**2,682,961**	**2,478,406,621**	**300,287**	**0**	**2,478,706,908**
Agenda item 14 D Member Tone Lunde Bakker (new election)						
Ordinær	2,475,718,793	2,670,311	2,478,389,104	317,804	0	2,478,706,908
votes cast in %	99.89 %	0.11 %		0.00 %		
representation of sc in %	99.88 %	0.11 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.64 %	0.08 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,718,793**	**2,670,311**	**2,478,389,104**	**317,804**	**0**	**2,478,706,908**
Agenda item 15 Determination of remuneration for the nomination committee						
Ordinær	2,475,262,414	3,117,754	2,478,380,168	326,740	0	2,478,706,908
votes cast in %	99.87 %	0.13 %		0.00 %		
representation of sc in %	99.86 %	0.13 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.63 %	0.10 %	77.73 %	0.01 %	0.00 %	
Total	**2,475,262,414**	**3,117,754**	**2,478,380,168**	**326,740**	**0**	**2,478,706,908**
Agenda item 16 Authorisation to distribute dividend based on approved annual accounts for 2013						
Ordinær	2,478,454,126	28,703	2,478,482,829	224,079	0	2,478,706,908
votes cast in %	100.00 %	0.00 %		0.00 %		
representation of sc in %	99.99 %	0.00 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.73 %	0.00 %	77.73 %	0.01 %	0.00 %	
Total	**2,478,454,126**	**28,703**	**2,478,482,829**	**224,079**	**0**	**2,478,706,908**
Agenda item 17 Authorisation to acquire Statoil ASA shares in the market in order to continue operation of the share saving plan for employees						
Ordinær	2,391,026,516	87,448,364	2,478,474,880	232,028	0	2,478,706,908
votes cast in %	96.47 %	3.53 %		0.00 %		
representation of sc in %	96.46 %	3.53 %	99.99 %	0.01 %	0.00 %	
total sc in %	74.99 %	2.74 %	77.73 %	0.01 %	0.00 %	
Total	**2,391,026,516**	**87,448,364**	**2,478,474,880**	**232,028**	**0**	**2,478,706,908**
Agenda item 18 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment						
Ordinær	2,476,363,568	2,076,328	2,478,439,896	267,012	0	2,478,706,908
votes cast in %	99.92 %	0.08 %		0.00 %		
representation of sc in %	99.91 %	0.08 %	99.99 %	0.01 %	0.00 %	
total sc in %	77.66 %	0.07 %	77.73 %	0.01 %	0.00 %	
Total	**2,476,363,568**	**2,076,328**	**2,478,439,896**	**267,012**	**0**	**2,478,706,908**
Agenda item 19 Proposal submitted by a shareholder regarding Statoil's activities						
Ordinær	3,150,352	2,458,373,564	2,461,523,916	17,182,992	0	2,478,706,908
votes cast in %	0.13 %	99.87 %		0.00 %		
representation of sc in %	0.13 %	99.18 %	99.31 %	0.69 %	0.00 %	
total sc in %	0.10 %	77.10 %	77.20 %	0.54 %	0.00 %	
Total	**3,150,352**	**2,458,373,564**	**2,461,523,916**	**17,182,992**	**0**	**2,478,706,908**

Registrar for the company:

DNB Bank ASA

Bank ASA
verdipapirservice
GRETHE NES

Signature company:

STATOIL ASA

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinær	3,188,647,103	2.50	7,971,617,757.50	Yes
Sum:				

§ 5-17 Generally majority requirement
requires majority of the given votes

§ 5-18 Amendment to resolution
Requires two-thirds majority of the given votes
like the issued share capital represented/attended on the general meeting

14.05.2014

Further information:

Investor relations

Hilde Merete Nafstad, senior vice president for investor relations,
Tel: +47 957 83 911

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press Jannik Lindbæk Jr., vice president for media relations,
Tel: +47 97 75 56 22

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 14, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer